1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated January 27, 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F     X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                  No      X

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 1/27/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on January 27, 2006: Important Resolution from the Board Meeting

99.2	Announcement on January 27, 2006: To announce related materials on disposal of Hsun Chieh Investment Co., Ltd. common shares

99.3	Announcement on January 27, 2006: Represent subsidiary Hsun Chieh Investment Co., Ltd. to announce the replacement of director representatives

99.4	Announcement on January 27, 2006: Announcement of the preliminary effect on financial reports as of the beginning of the year 2006 for adopting the ROC’s SFAS 34.

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Exhibit 99.1

Important Resolution from the Board Meeting

1.	Date of occurrence of the event: 2006/01/27

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

United Microelectronics Corporation (UMC), held a meeting of its Board of Directors today, January 27, 2006, and passed a resolution to sell 63.5% of the equity of its subsidiary Hsun Chieh Investment Co., Ltd. (Hsun Chieh) to Hsieh Yong Capital Co., Ltd. (Hsieh Yong).

Before this transaction, UMC held a 99.97% stake in Hsun Chieh. After completing the sale of a 63.5% stake to Hsieh Yong, UMC holds a 36.5% stake in Hsun Chieh and retains one of the three seats on the company’s Board of Directors. The total value of the transaction was approximately NT$ 6.5 billion.

Both UMC and Hsieh Yong set the terms of the sale, in consideration of the future prospects of the industry, and the technical and management capabilities of Hsun Chieh’s invested companies. The companies that make up Hsun Chieh’s investment portfolio come from a wide range of sectors within the electronics supply chain. Over 97% of the value of Hsun Chieh’s investment portfolio is in publicly traded companies. The value of Hsun Chieh was determined based on the closing stock price of its portfolio companies at the end of trading on January 25, 2006 and was reviewed by securities and accounting specialists, confirming the reasonableness of the transaction. Hsun Chieh’s investment in UMC accounts for 67% of its total portfolio, with the acquired price of its UMC stock valued at NT$ 13.7 per share.

Through the disposal of the majority of its holding in Hsun Chieh, UMC can realize a profit on its long-term investment holdings, and utilize this capital to expand its foundry operations, ensuring the efficient use of capital, raising shareholders equity from NT$ 258,284 million to NT$ 270,791 million, and increasing the book value per share from NT$ 14.17 to NT$ 14.38. The UMC’s consolidated financial statement, through this transaction, will better reflect the core operational status of the company.

Note: The above figures are based on UMC’s unaudited 2005 figures.

6.	Countermeasures:none

7.	Any other matters that need to be specified: none

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Exhibit 99.2

To announce related materials on disposal of Hsun Chieh Investment Co., Ltd. common shares

1.	Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g.dividend yield): Common shares of Hsun Chieh Investment Co., Ltd.

2.	Date of occurrence of the event:2006/01/27

3.	Volume, unit price, and total monetary amount of the transaction: trading volume:58,500,000 shares;average unit price:$111.48 NTD; total amount:$6,521,580,000 NTD

4.	Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): Hsieh Yong Capital Co., Ltd.; None

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition:n/a

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times:n/a

7.	Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced):n/a

8.	Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): Gain of $15,763,641,611 NTD

9.	Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: One time payment on 1/27.

10.	The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department:

The decision making manner: The disposal of old shares

The decision-making department: The Board Meeting

11.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g.pledges): cumulative volume:33,624,110 shares;amount:$2,815,748,421 NTD; percentage of holdings:36.49%

12.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: ratio of total assets:8.26% ratio of shareholder’s equity:9.98%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

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13.	Broker and broker’s fee:n/a

14.	Concrete purpose or use of the acquisition or disposition: Investment realization

15.	Net worth per share of company underlying securities acquired or disposed of:n/a

16.	Do the directors have any objection to the present transaction?:no

17.	Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?:no

18.	Any other matters that need to be specified:none

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Exhibit 99.3

Represent subsidary Hsun Chieh Investment Co., Ltd. to annouce the replacement of director representatives

1.	Date of occurrence of the change: 2006/01/27

2.	Name and resume of the replaced person:

United Microelectronics Corp. Representative: John Tsuan, Director, Hsun Chieh Investment Co.

United Microelectronics Corp. Representative: Stan Hung, Director, Hsun Chieh Investment Co.

3.	Name and resume of the replacement:

United Microelectronics Corp. Representative: Ping Kun Hung, Chairman, Hsieh Yong Capital Co., Ltd.

United Microelectronics Corp. Representative: Sheng Cheng Chou, Director, Hsieh Yong Capital Co., Ltd.

4.	Reason for the change:According to the sales agreement between UMC and Hsieh Yong, after the transaction on 1/27, the directors will be reassigned to the candiates appointed by Hsieh Yong.

5.	Number of shares held by the new director or supervisor at the time of appointment:Not Applicable

6.	Original term (From to ):2003/04/30~2006/04/29

7.	Effective date of the new appointment:2006/01/27

8.	Rate of change of directors/supervisors of the same term:The change of directors is due to reassignment

9.	Any other matters that need to be specified:

According to the sales agreement between UMC and Hsieh Yong, UMC will assist Hsieh Yong to hold the Board reelection within three months.

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Exhibit 99.4

Announcement of the preliminary effect on financial reports as of the beginning of the year 2006 for adopting the ROC’s SFAS 34.

1.	Date of occurrence of the event: 2006/01/27

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company) : Listed company

4.	The shareholding ratios of mutual holding:N/A

5.	Cause of occurrence:none

6.	Countermeasures:none

7.	Any other matters that need to be specified:none

(1) The total effect (The Accumulated Effect of Changing Accounting Principle) on Income/Loss under ROC SFAS No.34 would be $(544,745) thousand NTD.

(2) The total effect (The Equity Adjustment items) on Shareholders’ Equity under ROC SFAS No.34 would be $22,875,992 thousand NTD.

(3) The calculations above are unaudited.